Exhibit 99.1

500.com Limited Announces Unaudited Financial Results For the Fourth Quarter and Full Year of 2017

SHENZHEN, China, March 27, 2018—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2017.

Temporary Suspension of Online Lottery Sales

Since March 2015, all provincial sports lottery administration centers to which the Company provides sports lottery sales services have temporarily suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015.

On February 24, 2015, the Company was informed by certain provincial sports lottery administration centers that, as part of their respective self-inspection processes, such provincial sports lottery administration centers planned to temporarily suspend accepting online purchase orders for lottery products starting from February 25, 2015. On March 2, 2015, the Company was further informed by the remaining provincial sports lottery administration centers to which it provides sports lottery sales services that they also planned to temporarily suspend accepting online purchase orders for lottery products, in response to the Self-Inspection Notice.

As a result of the provincial sport lottery administration centers’ decision to temporarily suspend accepting online lottery orders, or temporary suspension, the Company did not generate revenue from sports lottery sales in the fourth quarter and full year of 2017.

Fourth Quarter 2017 Highlights

•	Net revenues were RMB48.1 million (US$7.4 million), compared with RMB43.2 million for the third quarter of 2017, and RMB7.5 million for the fourth quarter of 2016.

•	Operating loss was RMB143.1 million (US$22.0 million), compared with operating loss of RMB74.4 million for the third quarter of 2017, and operating loss of RMB98.2 million for the fourth quarter of 2016.

•	Non-GAAP[1] operating loss was RMB119.9 million (US$18.4 million), compared with non-GAAP operating loss of RMB61.0 million for the third quarter of 2017, and non-GAAP operating loss of RMB64.9 million for the fourth quarter of 2016.

•	Net loss attributable to 500.com was RMB129.9 million (US$20.0 million), compared with net loss attributable to 500.com of RMB72.2 million for the third quarter of 2017, and net loss attributable to 500.com of RMB9.1 million for the fourth quarter of 2016.

•	Non-GAAP net loss attributable to 500.com was RMB106.8 million (US$16.4 million), compared with non-GAAP net loss attributable to 500.com of RMB58.8 million for the third quarter of 2017, and non-GAAP net income attributable to 500.com of RMB24.2 million for the fourth quarter of 2016.

•	Basic and diluted losses per ADS were RMB3.18 and RMB3.18, respectively.

•	Non-GAAP basic and diluted losses per ADS were RMB2.62 and RMB2.62, respectively.

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Full Year 2017 Highlights

•	Net revenues were RMB129.0 million (US$19.8 million), compared with net revenues of RMB10.9 million for the full year 2016.

•	Operating loss was RMB350.9 million (US$53.9 million), compared with operating loss of RMB366.6 million for the full year 2016.

•	Non-GAAP operating loss was RMB259.7 million (US$39.9 million), compared with non-GAAP operating loss of RMB203.2 million for the full year 2016.

•	Net loss attributable to 500.com was RMB317.1 million (US$48.7 million), compared with net loss attributable to 500.com of RMB203.0 million for the full year 2016.

•	Non-GAAP net loss attributable to 500.com was RMB226.0 million (US$34.7 million), compared with non-GAAP net loss attributable to 500.com of RMB39.6 million for the full year 2016.

•	Basic and diluted losses per ADS were RMB7.77 and RMB7.77, respectively.

•	Non-GAAP basic and diluted losses per ADS were RMB5.53 and RMB5.53, respectively.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

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Mr. Zhengming Pan, the CEO of 500.com, stated, “We voluntarily and temporarily suspended our online lottery sales operations in response to the promulgation of the Self-Inspection Notice. Such temporary and voluntary suspension materially and adversely impacted our financial results for the fourth quarter and full year of 2017. We want to restate that the Company was one of the two entities approved by the Ministry of Finance in 2012 to provide online lottery sales services on behalf of the China Sports Lottery Administration Center. In particular, such approval mandated that the China Sports Lottery Administration Center use its best effort to develop an online lottery sales management system as part of a pilot program for online lottery sales in China, and once such a management system is finished, the China Sports Lottery Administration Center should apply again for approval from the Ministry of Finance for official commencement of online lottery sales in China. The Company has been working and will continue to work with the China Sports Lottery Administration Center to develop the management system. To the best of the Company’s knowledge, the approval by the Ministry of Finance for the Company to provide online lottery sales services on behalf of the China Sports Lottery Administration Center is valid and has not been revoked or amended as of the date of this earnings release.”

“As part of our efforts to expand the scope of our business and diversify our revenue streams, we acquired approximately 40.65% of the issued share capital of Loto Interactive Limited (formerly known as “Melcolot Limited”) in the second quarter of 2017 and 93.0% of the equity shares of The Multi Group Ltd in the third quarter of 2017. On March 6, 2018, we entered into a framework agreement (the “Framework Agreement”) with the China Sports Lottery Administration Center, under which, both parties plan to cooperate to develop physical channels to sell sports lottery tickets. We believe that these new businesses and strategic acquisitions will create strong synergies with our existing operation platform, and the Framework Agreement will bring us strong growth potential.”

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Fourth Quarter 2017 Financial Results

Net Revenues

Net revenues were RMB48.1 million (US$7.4 million), representing a significant increase of RMB 40.6 million or 541.3% increase from RMB7.5 million for the fourth quarter of 2016 and an increase of RMB 4.9 million or 11.3% increase from RMB43.2 million for the third quarter of 2017. Net revenues generated from online lottery betting and online casino platforms in the Nordic countries through The Multi Group were RMB26.8 million (EUR3.4 million), accounted for 55.7% of our total net revenues for the fourth quarter of 2017. Net revenues generated from mobile gaming and sports information services were RMB21.3 million, accounted for 44.3% of our total net revenues for the fourth quarter of 2017. The Company disposed and ceased the operations of mobile gaming unit in Qufan in the first quarter of 2018.

Operating Expenses

Operating expenses were RMB165.5 million (US$25.4 million), representing an increase of RMB 65.9 million or 66.2% increase from RMB99.6 million for the fourth quarter of 2016, and an increase of RMB48.0 million or 40.9% increase from RMB117.5 million for the third quarter of 2017. The year-over-year increase was mainly due to an impairment provision of RMB28.8 million provided for long-term investment recognized during the fourth quarter of 2017, compared with an impairment provision of RMB3.3 million provided for long-term investment recognized during the fourth quarter of 2016; the consolidation of The Multi Group’s operating expenses of RMB26.0 million (EUR3.3 million) for the fourth quarter of 2017; increase in operating expenses of Qufan Internet Technology Inc. and Shenzhen Qufan Network Technology Co., Ltd. (together “Qufan”) of RMB9.6 million, which was disposed in the first quarter of 2018; increases in depreciation and amortization associated with acquired intangible assets of RMB8.2 million, marketing and promotional expenses relating to mobile gaming and sports information services of RMB4.2 million; increase in rental expense for the Company’s new office of RMB2.1 million, which were partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s directors and employees of RMB10.1 million. The sequential increase was mainly due to an increase in impairment provision of RMB28.8 million provided for long-term investment recognized during the fourth quarter of 2017; increase in share-based compensation expenses associated with restricted shares granted to the Company’s employees and directors of RMB9.8 million in August and November 2017; increase in salary expenses of RMB9.5 million; increase in marketing and promotional expenses relating to mobile gaming and online lottery betting of RMB6.2 million; increase in rental expenses of RMB2.0 million; increase in amortization associated with acquired intangible assets of RMB1.4 million, which were partially offset by a decrease in consulting expenses of RMB11.2 million.

Cost of services was RMB21.7 million (US$3.3 million), representing an increase of RMB17.5 million or 416.7% increase from RMB4.2 million for the fourth quarter of 2016, and an increase of RMB1.8 million or 9.0% increase from RMB19.9 million for the third quarter of 2017. The year-over-year increase was mainly attributable to increase in amortization associated with acquired intangible assets of RMB8.2 million; increase in business insurance costs from The Multi Group associated with online lottery betting of RMB3.7 million; increase in platform service fees from The Multi Group associated with online casino platforms of RMB2.4 million, and increase in account handling expenses relating to the Company’s mobile distribution channels of RMB1.6 million. The sequential increase was mainly attributable to increase in amortization associated with acquired intangible assets of RMB1.4 million and increase in insurance cost from The Multi Group associated with online lottery betting of RMB0.4 million.

Sales and marketing expenses were RMB29.7 million (US$4.6 million), representing an increase of RMB17.2 million or 137.6% increase from RMB12.5 million for the fourth quarter of 2016, and an increase of RMB8.4 million or 39.4% increase from RMB21.3 million for the third quarter of 2017. The year-over-year increase was mainly attributable to increases in marketing and promotional expenses relating to mobile gaming, sports information services and online lottery betting of RMB16.7 million and increase in salary expenses of RMB1.0 million. The sequential increase was mainly attributable to increase in marketing and promotional expenses relating to mobile gaming and online lottery betting of RMB6.2 million; increase in salary expenses of RMB1.3 million and increase in share-based compensation expenses associated with restricted shares granted to the Company’s employees of RMB0.9 million in August 2017.

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General and administrative expenses were RMB91.7 million (US$14.1 million), representing an increase of RMB25.6 million or 38.7% increase from RMB66.1 million for the fourth quarter of 2016, and an increase of RMB30.8 million or 50.6% increase from RMB60.9 million for the third quarter of 2017. The year-over-year increase was mainly attributable to an impairment provision of RMB28.8 million provided for long-term investment recognized during the fourth quarter of 2017, compared with an impairment provision of RMB3.3 million provided for long-term investment recognized during the fourth quarter of 2016; increase in salary expenses of RMB5.5 million; increases in rental expenses of RMB2.1 million for the Company’s new office and consulting expenses of RMB1.5 million, which were partially offset by a decrease in share-based compensation expenses associated with share options granted to the Company’s employees and directors of RMB8.9 million. The sequential increase was mainly attributable to an impairment provision of RMB28.8 million provided for long-term investment recognized during the fourth quarter of 2017; increase in share-based compensation expenses associated with restricted shares granted to the Company’s employees and directors of RMB7.1 million in August and November 2017; increase in salary expenses of RMB3.6 million; increases in rental expenses of RMB1.7 million for the Company’s new office and travelling expenses of RMB1.4 million, which were partially offset by a decrease in consulting expenses of RMB11.2 million.

Service development expenses were RMB22.4 million (US$3.4 million), representing an increase of RMB5.6 million or 33.3% increase from RMB16.8 million for the fourth quarter of 2016, and an increase of RMB6.9 million or 44.5% increase from RMB15.5 million for the third quarter of 2017. The year-over-year increase was mainly attributable to increase in salary expenses of RMB4.6 million for the increase of headcount for the mobile gaming unit and also the bonus accrued at the end of the year 2017, and increase in rental expenses of RMB0.6 million for the Company’s new office. The sequential increase was mainly attributable to increase in salary expenses of RMB4.7 million; increase in share-based compensation expenses associated with restricted shares granted to the Company’s employees of RMB1.7 million in August 2017 and increase in rental expenses of RMB0.4 million for the Company’s new office.

Operating Loss

Operating loss was RMB143.1 million (US$22.0 million), compared with operating loss of RMB98.2 million for the fourth quarter of 2016, and operating loss of RMB74.4 million for the third quarter of 2017, respectively.

Non-GAAP operating loss was RMB119.9 million (US$18.4 million), compared with non-GAAP operating loss of RMB64.9 million for the fourth quarter of 2016, and non-GAAP operating loss of RMB61.0 million for the third quarter of 2017, respectively.

Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB129.9 million (US$20.0million), compared with net loss attributable to 500.com of RMB9.1 million for the fourth quarter of 2016, and net loss attributable to 500.com of RMB72.2 million for the third quarter of 2017, respectively. The year-over-year increase was mainly due to a gain from the disposal of Sumpay.cn of RMB72.1 million recognized during the fourth quarter of 2016, a donation of RMB 30.0 million during the fourth quarter of 2017 and an impairment provision of RMB28.8 million provided for long-term investment recognized during the fourth quarter of 2017, which were partially offset by a settlement payment of RMB10.0 million relating to the stockholder class action lawsuit during the fourth quarter of 2016. The sequential increase was mainly due to a donation of RMB 30.0 million during the fourth quarter of 2017 and an impairment provision of RMB28.8 million provided for long-term investment recognized during the fourth quarter of 2017.

Non-GAAP net loss attributable to 500.com was RMB106.8 million (US$16.4 million), compared with non-GAAP net income attributable to 500.com of RMB24.2 million for the fourth quarter of 2016, and non-GAAP net loss attributable to 500.com of RMB58.8 million for the third quarter of 2017, respectively.

Full Year 2017 Financial Results

Net revenues for the full year 2017 were RMB129.0 million (US$19.8 million), representing a significant increase of 1,083.5% from RMB10.9 million for the full year 2016.

Operating loss for the full year 2017 was RMB350.9 million (US$53.9 million), representing a decrease of 4.3% from RMB366.6 million for the full year 2016.

Non-GAAP operating loss for the full year 2017 was RMB259.7 million (US$39.9 million), representing an increase of 27.8% from RMB203.2 million for the full year 2016.

Net loss attributable to 500.com for the full year 2017 was RMB317.1 million (US$48.7 million), representing an increase of 56.2% from RMB203.0 million for the full year 2016.

Non-GAAP net loss attributable to 500.com for the full year 2017 was RMB226.0 million (US$34.7 million), representing an increase of 470.7% from RMB39.6 million for the full year 2016.

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Cash and Cash Equivalents, Restricted Cash, Time Deposits and Short-term Investments

As of December 31, 2017, the Company had cash and cash equivalents of RMB529.1 million (US$81.3 million), restricted cash1 of RMB1.2 million (US$0.2 million) and short-term investments of RMB120.0 million (US$18.4 million), compared with cash and cash equivalents of RMB608.8 million, restricted cash of RMB2.2 million and short-term investments of RMB115.0 million as of September 30, 2017.

Prepayments and Other Current Assets

As of December 31, 2017, the balance of prepayment and other current assets was RMB74.0 million (US$11.4 million), compared with RMB69.5 million as of September 30, 2017. The balance as of December 31, 2017 mainly included: (i) the current portion of deferred expenses of RMB24.1 million (US$3.7 million); (ii) receivables of deposits of RMB17.4 million (US$2.7 million); (iii) receivables for disposal of long-term investment of RMB9.3 million (US$1.4 million); (iv) receivables from third party payment service providers of RMB1.9 million (US$0.3 million); and (v) other receivables of RMB21.3 million (US$3.3 million).

1 Restricted cash represents government grants received but pending for final clearance.

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Business Outlook

The Company will not make earnings forecast until it receives clear instruction on the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.5063 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017 and all translations from Renminbi to EUR were made at the exchange rate of RMB7.8023 to EUR1.00, as set forth in the statistical release of State Administration of Foreign Exchange on December 29, 2017.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in our consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

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For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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500.com Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (""RMB"") and U.S. dollars (""US$""), except for number of shares)

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	673,102	529,124	81,325
Restricted cash	3,704	1,238	190
Time deposits	804,692	-	-
Short-term investments	100,000	120,000	18,444
Prepayments and other current assets	125,534	74,049	11,378
Total current assets	1,707,032	724,411	111,337

Non-current assets:
Property and equipment, net	53,935	106,991	16,444
Intangible assets, net	61,547	291,086	44,739
Deposits	5,810	5,764	886
Long-term investments	85,459	347,073	53,344
Other non-current assets	2,671	6,257	962
Goodwill	160,438	260,366	40,018
Total non-current assets	369,860	1,017,537	156,393

TOTAL ASSETS	2,076,892	1,741,948	267,730

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	16,270	16,683	2,564
Accrued expenses and other current liabilities	184,155	139,726	21,475
Income tax payable	9,050	6,917	1,063
Total current liabilities	209,475	163,326	25,102

Non-current liabilities:
Long-term payables	44,472	27,785	4,270
Deferred tax liabilities	14,902	19,475	2,993
Total non-current liabilities	59,374	47,260	7,263

TOTAL LIABILITIES	268,849	210,586	32,365

Redeemable noncontrolling interest	-	22,052	3,389

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2016 and December 31, 2017; 335,494,792 and 333,787,552 shares issued and outstanding as of December 31, 2016 and December 31, 2017, respectively	115	115	18
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2016 and December 31, 2017; 74,400,299 and 74,400,299 shares issued and outstanding as of December 31, 2016 and December 31, 2017, respectively	28	28	4
Additional paid-in capital	2,198,385	2,295,111	352,752
Treasury shares	(123,258)	(143,780)	(22,099)
Accumulated deficit	(538,328)	(857,751)	(131,834)
Accumulated other comprehensive income	172,589	116,051	17,837
Total 500.com Limited shareholders’ equity	1,709,531	1,409,774	216,678
Noncontrolling interests	98,512	99,536	15,298
Total shareholders' equity	1,808,043	1,509,310	231,976

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY	2,076,892	1,741,948	267,730

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500.com Limited

Condensed Consolidated Statements of Comprehensive Loss

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares, per share (or ADS) data)

	Three Months Ended			Twelve Months Ended
	December 31, 2016	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Net Revenues	7,469	48,066	7,388	10,928	128,992	19,826

Operating costs and expenses:
Cost of services	(4,183)	(21,685)	(3,333)	(14,141)	(53,096)	(8,161)
Sales and marketing	(12,493)	(29,728)	(4,569)	(44,921)	(76,977)	(11,831)
General and administrative	(66,169)	(91,741)	(14,100)	(247,688)	(257,079)	(39,512)
Service development expenses	(16,782)	(22,379)	(3,440)	(71,595)	(68,341)	(10,504)
Total operating expenses	(99,627)	(165,533)	(25,442)	(378,345)	(455,493)	(70,008)
Other operating income	1,461	2,928	450	2,732	3,535	543
Government grant	2,603	1,565	241	10,017	6,789	1,043
Other operating expenses	(10,103)	(30,112)	(4,628)	(11,894)	(34,691)	(5,332)
Operating loss	(98,197)	(143,086)	(21,991)	(366,562)	(350,868)	(53,928)
Others, net	-	5,262	809	-	821	126
Interest income	8,503	4,307	662	23,859	20,574	3,162
Interest expense	-	-	-	-	-	-
Loss from equity method investments	(92)	(1,288)	(198)	(406)	(2,128)	(327)
Gain from disposal of subsidiaries	72,136	5,477	842	136,914	5,477	842
Changes in fair value of contingent considerations	-	(655)	(101)	-	(2,384)	(366)
Loss before income tax	(17,650)	(129,983)	(19,977)	(206,195)	(328,508)	(50,491)
Income tax (expense) benefit	8,219	(4,437)	(682)	(3,057)	12,366	1,901
Net loss	(9,431)	(134,420)	(20,659)	(209,252)	(316,142)	(48,590)
Less: Net (loss) income attributable to the noncontrolling interests	(374)	(4,496)	(691)	(6,287)	957	147
Net loss attributable to 500.com Limited	(9,057)	(129,924)	(19,968)	(202,965)	(317,099)	(48,737)
Other comprehensive income (loss)
Foreign currency translation (loss) gain	(35,369)	(10,580)	(1,626)	82,347	(55,805)	(8,577)
Change in fair value of available for sale investment	(508)	21	3	754	(733)	(113)
Other comprehensive (loss) income, net of tax	(35,877)	(10,559)	(1,623)	83,101	(56,538)	(8,690)
Comprehensive loss	(45,308)	(144,979)	(22,282)	(126,151)	(372,680)	(57,280)
Less: Comprehensive (loss) income attributable to noncontrolling interests	(374)	(4,289)	(659)	(6,287)	1,348	207
Comprehensive loss attributable to 500.com Limited	(44,934)	(140,690)	(21,623)	(119,864)	(374,028)	(57,487)

Losses per share attributable to 500.com Limited
Basic	(0.02)	(0.32)	(0.05)	(0.49)	(0.78)	(0.12)
Diluted	(0.02)	(0.32)	(0.05)	(0.49)	(0.78)	(0.12)
Losses per ADS* attributable to 500.com Limited
Basic	(0.22)	(3.18)	(0.49)	(4.89)	(7.77)	(1.20)
Diluted	(0.22)	(3.18)	(0.49)	(4.89)	(7.77)	(1.20)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	412,705,233	408,112,036	408,112,036	414,872,756	408,310,122	408,310,122
Diluted	412,705,233	408,112,036	408,112,036	414,872,756	408,310,122	408,310,122

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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500.com Limited

Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares, per share (or ADS) data)

	Three Months Ended			Twelve Months Ended
	December 31, 2016	December 31, 2017	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Operating loss	(98,197)	(143,086)	(21,991)	(366,562)	(350,868)	(53,928)
Adjustment for share-based compensation expenses	33,293	23,168	3,561	163,341	91,143	14,008
Adjusted operating loss (non-GAAP)	(64,904)	(119,918)	(18,430)	(203,221)	(259,725)	(39,920)

Net loss attributable to 500.com Limited	(9,057)	(129,924)	(19,968)	(202,965)	(317,099)	(48,737)
Adjustment for share-based compensation expenses	33,293	23,168	3,561	163,341	91,143	14,008
Adjusted net income (loss) attributable to 500.com Limited (non-GAAP)	24,236	(106,756)	(16,407)	(39,624)	(225,956)	(34,729)

Losses per share attributable to 500.com Limited (non-GAAP)
Basic	0.06	(0.26)	(0.04)	(0.10)	(0.55)	(0.09)
Diluted	0.06	(0.26)	(0.04)	(0.10)	(0.55)	(0.09)
Losses per ADS* attributable to 500.com Limited (non-GAAP)
Basic	0.59	(2.62)	(0.40)	(0.96)	(5.53)	(0.85)
Diluted	0.57	(2.62)	(0.40)	(0.96)	(5.53)	(0.85)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	412,705,233	408,112,036	408,112,036	414,872,756	408,310,122	408,310,122
Diluted	423,747,037	408,112,036	408,112,036	414,872,756	408,310,122	408,310,122

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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